STW RESOURCES HOLDING CORP.
619 West Texas Ave., Suite 126
Midland, Texas 79701

July 13, 2012

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:     Jennifer Thompson, Accounting Branch Chief
Sondra Snyder, Staff Accountant

Re:           STW Resources Holding Corp.
Form 8-K, Item 4.02
Filed July 2, 2012
File No. 000-52654

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Securities and Exchange Commission (“Commission”) as set forth in a comment letter dated July 3, 2012 (the "Comment Letter") relating to the Current Report on Form 8-K filed July 2, 2012 (the “8-K”) of STW Resources Holding Corp. (the “Company”). The answers set forth herein refer to each of the Staff’s comments by number.

Item 4.02 Form 8-K, filed July 2, 2012
1.
Please amend your Item 4.02 Form 8-K to clearly identify, if true, that you are providing your disclosures under Item 4.02 (a) of Form 8-K. If so, please revise to provide the disclosure required by Item 4.02 (a)(3) of Form 8-K. If not, please revise to provide to the disclosures required by Item 4.02 (b)(1) and (4) and Item 4.02 (c) of Form 8-K.

Response
The Company acknowledges the Staff’s comment and has amended the Form 8-K in accordance with the Staff’s comment.

The Company had filed the Form 8-K, as amended on July 9, 2012, to disclose a material misstatement in the quarterly and annual statements as a result of the incorrect accounting treatment of the derivatives related to the conversion option and the associated warrants for both the 2008 Unit Offering and the 2009 Convertible Note Offering. The Company had not used the derivative accounting guidelines set forth in ASC 815 effective beginning with the quarter ended December 31, 2009. The adjustments and impact on the statement of operations and balance sheets summarized in the Form 8-K were all non-cash, non-operating charges which resulted in non-cash gains or losses being required to be taken in the applicable reporting period.

While the Company acknowledges that it has an obligation to provide investors with revised historical financial statements which accurately reflect the historical financial results of the Company, the Company also has an obligation to its shareholders to use its limited resources in the most efficient manner in order to maximize the respective investments of its shareholders in both the short-term and long-term.  The Company’s business requires substantial capital to support its operations.  If the Company is unable to maintain adequate financing or other sources of capital are not available, it could be forced to suspend, curtail or reduce its operations, which would not be in the best interests of the Company’s shareholders.  The recent combination of severely tightened credit markets, stringent and costly borrowing conditions, deterioration of residential real estate and mortgage markets, unprecedented stock market declines and fluctuating oil and commodity prices, among other factors, have led to historically low levels of consumer confidence and recessionary conditions, which has in turn made it difficult for the Company to raise additional financing through the sale of the Company’s equity and/or debt securities.

Given the Company’s current difficulties in raising additional capital, the Company has limited resources which are necessary to maintain the operations of the Company’s business.    As such, the Company respectfully requests that the Staff allow the Company to restate its financial statements on a going forward basis and not require the Company to restate all of its periodic reports that have been filed with the Commission since the quarter ended September 30, 2009.  The Company has been able to secure additional capital which will allow it to complete the restatement of its historical financial statements and get current with its reporting obligations with the Commission based on its ability to make such corrections on a going forward basis.  The Company advises the Staff that it is not asking for this one-time dispensation merely to save on the costs of its obligations as a reporting company but rather, it is in the best interests of the Company’s shareholders for the Company to be allowed to complete the one-time correction/reporting process with its available funds. Once the Company is current in its reporting obligations, management believes it will have a greater ability to raise additional financing though the sale of its equity and/or debt securities and management is confident that the Company will be in a position to become successful from an operations standpoint and to maintain its current reporting requirements with the Commission.

The Company respectfully proposes to show the restated financial statements for each of the fiscal years ended December 31, 2009 and 2010 as a footnote in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (attached herewith as Exhibit A) (the “2011 Form 10-K”). The Company also proposes to show restated figures for the respective quarterly periods that are required to be restated as a footnote in the quarterly reports to be filed on Form 10-Q during the fiscal year ended December 31, 2012 (collectively, the “2012 Form 10-Qs”). The Company believes that this proposed presentation on a going forward basis within the 2011 Form 10-K and its 2012 Form 10-Qs will show the impact of the restatement on all quarterly and annual periods since September 30, 2009 and  will give its shareholders all relevant information necessary about the Company’s financial situation on a historical and going forward basis.

We hereby acknowledge the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

****

If you have any further comments and/or questions, please contact the undersigned at (432)528-4470 or Marc J. Ross, Esq. at Sichenzia Ross Friedman Ference LLP at (212) 930-9700.

Very truly yours,

/s/ Stanley Weiner

Stanley Weiner

cc:           Marc J. Ross, Sichenzia Ross Friedman Ference LLP

Exhibit A
Restatement

In 2008, STW Resources Holding Corp. (the “Company”) completed an offering of units, each unit comprised of a share of common stock of the Company (the “Common Stock”) and a warrant to purchase 1.5 shares of the Common Stock under the following terms: (i) Exercisable any time prior to the third anniversary of the closing of this financing; (ii) 0.5 shares at an exercise price of $3.00; 0.5 shares at an exercise price of $4.00 and 0.5 shares at an exercise price of $8.00  (the “2008 Unit Offering”). The warrants issued in the Unit Offering have anti-dilution provisions that adjust the exercise prices proportionately in the event of any future issuances of warrants at an exercise price below $5.00 per share.

In April 2009, the Company completed an offering of 12% convertible notes, convertible into shares of the Company’s Common Stock at an initial conversion price of $0.25 per share.  In addition, each investor received warrants to purchase shares of Common Stock at an exercise price of $3.00 per share and exercisable for five years (the “2009 Note Offering”). The conversion price of the 12% Convertible Note and the exercise price of the attached warrants are subject to adjustment pursuant to anti-dilution provisions.

In connection with the audit of the Company’s financial statements for the fiscal year ended December 31, 2011, management of the Company conducted an analysis of the Company’s various financial instruments and agreements involving the 2008 Unit Offering and 2009 Note Offering, with a particular focus on the accounting treatment of derivative financial instruments under ASC 815 “Derivatives and Hedging” (the “Derivative Accounting Pronouncement”).

Historically, the Company accounted for the warrants associated with the 2008 Unit Offering and 2009 Note Offering as equity instruments in the financial statements for the quarterly and annual periods through September 30, 2011.  For the 2009 Note Offering, using the Black Scholes pricing model, the value of the warrants were calculated and the relative fair value was recorded as a discount to the 2009 12% Notes and to additional paid-in capital.  The discount was amortized over the term of the Note. In July 2011, when the Company reset the exercise prices for the warrants associated with the 2008 Unit Offering, the value of warrants associated with this offering was recalculated using the Black Scholes pricing model, which resulted in an additional estimated fair value of $218,064, which was recorded to additional paid-in capital and charged to general and administrative expenses.

After review, the Company determined that the original accounting for the 2008 Unit Offering and the 2009 Note Offering failed to appropriately record separate derivative treatment for the conversion option and the warrants issued. Under derivative accounting, the Company calculates the full fair value of the warrants and the full fair value of the embedded conversion feature derivative and records a debt discount that is amortized over the life of the note.  The fair value of the embedded conversion feature and warrants are recorded to a derivative liability account and revalued on a quarterly basis.

On June 29, 2012, as a result of this analysis, management, along with Company’s Board of Directors, concluded that it was necessary to restate its previously filed financial statements in the annual report for the years ended December 31, 2010 and December 31, 2009, each filed on Form 10-K, together with the quarterly reports on Form 10-Q for the quarters ended March 31, 2009, June 30, 2009, September 30, 2009, March 31, 2010, June 30, 2010, September 30, 2010, March 31, 2011, June 30, 2011 and September 30, 2011 (collectively, the “Reports”). The need to restate the Company’s financial statements is primarily due to the incorrect application of the above generally accepted accounting principles.  The restatements are required to properly reflect the Company’s financial results for the periods set forth in the Reports noted above.  As a result, such financial statements included within the Reports noted above should no longer be relied upon.

As a result of the restatement, the tables below set forth the changes to be made in the financial statements included in the Reports noted above.  The effect on the balance sheets for the periods described in the Reports noted above is due to the recording of the embedded conversion option and warrant liabilities and the effect on the statements of operations for the periods described in the Reports noted above is due to the gains and losses from the mark-to-market adjustments and an increase in interest expense. Accordingly, the consolidated balance sheets and statements of operations for the periods described in the Reports noted above have been retroactively adjusted as summarized below:

Effect of Correction	As Previously		As
	Reported	Adjustments	Restated

Balance Sheet as of 12/31/2009
Debt:Short-term debt:2009 Convertible Note:Debt Discount	(103,242.73)	(296,568)	(399,811)
Derivative Liability - $2 Unit warrants	0	48,730	48,730
Derivative Liability - 12% Convertible Notes	0	624,169	624,169
Paid-in Capital	9,079,068	(5,672,310)	3,406,758
Deficit Accumulated during development stage	(6,770,882)	5,295,979	(1,474,903)
Total Shareholders' deficit	2,308,490	(376,331)	1,932,159

Statement of Operations for the year ended 12/31/2009
Interest Inc (Exp): 2009 Note: Amort of debt discount	(160,659)	(271,643)	(432,302)
Marked to market gain (loss)	-	5,567,621	5,567,621
Net Loss	(4,124,314)	5,295,979	1,171,665
Basic and Diluted Loss per share	(0.16)	0.21	0.05

Balance Sheet as of 3/31/2010
Debt:Short-term debt:2009 Convertible Note:Debt Discount	30,132.04	(228,455)	(198,323)
Derivative Liability - $2 Unit warrants	0	29,948	29,948
Derivative Liability - 12% Convertible Notes	0	590,125	590,125
Paid-in Capital	9,755,935	(5,712,761)	4,043,174
Deficit Accumulated during development stage	(8,092,790)	5,321,142	(2,771,648)
Total Shareholders' deficit	1,700,654	(391,618)	1,309,036

Statement of Operations for the 3 months ended 3/31/2010
Interest Inc (Exp): 2009 Note: Amort of debt discount	(70,583)	(155,368)	(225,951)
Marked to market gain (loss)	-	180,532	180,532
Net Loss	(1,321,908)	25,164	(1,296,744)
Basic and Diluted Loss per share	(0.04)	0.00	(0.04)

Balance Sheet as of 6/30/2010
Debt:Short-term debt:2009 Convertible Note:Debt Discount	(22,434)	(152,673)	(175,107)
Derivative Liability - $2 Unit warrants	-	16,183	16,183
Derivative Liability - 12% Convertible Notes	-	739,834	739,834
Paid-in Capital	9,877,167	(5,745,685)	4,131,482
Deficit Accumulated during development stage	(8,939,573)	5,142,342	(3,797,231)
Total Shareholders' deficit	975,428	(603,344)	372,084

Statement of Operations for the three months ended 6/30/2010
Interest Exp: 2009 Note: Amort of debt disc	(55,359)	(128,134)	(183,493)
Marked to market gain (loss)	-	(50,667)	(50,667)
Net Loss	(846,783)	(178,801)	(1,025,584)
Basic and Diluted Loss per share	(0.02)	(0.01)	(0.03)

Statement of Operations for the six months ended 6/30/2010
Interest Exp: 2009 Note: Amort of debt disc	(125,942)	(283,501)	(409,443)
Marked to market gain (loss)		129,865	129,865
Net Loss	(2,168,689)	(153,637)	(2,322,326)
Basic and Diluted Loss per share	(0.06)	(0.00)	(0.07)

Balance Sheet as of 9/30/2010
Debt:Short-term debt:2009 Convertible Note:Debt Discount	3,089	(196,491)	(193,403)
Derivative Liability - $2 Unit warrants	-	7,039	7,039
Derivative Liability - 12% Convertible Notes	-	805,610	805,610
Paid-in Capital	10,084,515	(5,804,130)	4,280,385
Deficit Accumulated during development stage	(14,838,776)	5,187,973	(9,650,803)
Total Shareholders' deficit	(4,715,836)	(616,157)	(5,331,993)

Statement of Operations for the three months ended 9/30/2010
Interest Exp: 2009 Note: Amort of debt disc	(55,356)	(84,248)	(139,604)
Marked to market gain (loss)	-	129,879	129,879
Net Loss	(5,899,205)	45,632	(5,853,573)
Basic and Diluted Loss per share	(0.16)	0.00	(0.16)

Statement of Operations for the nine months ended 9/30/2010
Interest Exp: 2009 Note: Amort of debt disc	(181,298)	(367,749)	(549,047)
Marked to market gain (loss)	-	259,744	259,744
Net Loss	(8,067,894)	(108,005)	(8,175,899)
Basic and Diluted Loss per share	(0.23)	(0.00)	(0.23)

Balance Sheet as of 12/31/2010
Debt:Short-term debt:2009 Convertible Note:Debt Discount	9,475	(83,443)	(73,968)
Derivative Liability - $2 Unit warrants	-	2,273	2,273
Derivative Liability - 12% Convertible Notes	-	629,438	629,438
Paid-in Capital	11,448,270	(5,861,154)	5,587,116
Deficit Accumulated during development stage	(16,184,248)	5,312,887	(10,871,361)
Total Shareholders' deficit	(4,692,142)	(548,267)	(5,240,409)

Statement of Operations for the year ended 12/31/2010
Interest Exp: 2009 Note: Amort of debt disc	(47,549)	(423,773)	(471,322)
Marked to market gain (loss)	-	440,681	440,681
Net Loss	(9,413,366)	16,908	(9,396,458)
Basic and Diluted Loss per share	(0.27)	0.00	(0.27)

Balance Sheet as of 3/31/2011
Debt:Short-term debt:2009 Convertible Note:Debt Discount	-	(1,493)	(1,493)
Derivative Liability - $2 Unit warrants	0	150	150
Derivative Liability - 12% Convertible Notes	0	256,420	256,420
Paid-in Capital	11,529,547	(5,861,154)	5,668,393
Deficit Accumulated during development stage	(16,564,602)	5,606,078	(10,958,524)
Total Shareholders' deficit	(4,991,219)	(255,077)	(5,246,296)

Statement of Operations for the 3 months ended 3/31/2011
Interest Inc (Exp): 2009 Note: Amort of debt discount	-	(81,950)	(81,950)
Marked to market gain (loss)	-	375,141	375,141
Net Loss	(380,354)	293,191	(87,163)
Basic and Diluted Loss per share	(0.01)	0.01	(0.00)

Balance Sheet as of 6/30/2011
Debt:Short-term debt:2009 Convertible Note:Debt Discount	-	45,135	45,135
Derivative Liability - $2 Unit warrants	-	0	0
Derivative Liability - 12% Convertible Notes	-	4,172	4,172
Paid-in Capital	11,617,309	(5,861,154)	5,756,155
Deficit Accumulated during development stage	(16,977,878)	5,811,847	(11,166,031)
Total Shareholders' deficit	(5,316,328)	(49,307)	(5,365,635)
		(0)
Statement of Operations for the three months ended 6/30/2011
Interest Exp: 2009 Note: Amort of debt disc	-	(46,628)	(46,628)
Marked to market gain (loss)	-	252,397	252,397
Net Loss	(413,276)	205,769	(207,507)
Basic and Diluted Loss per share	(0.01)	0.00	(0.00)

Statement of Operations for the six months ended 6/30/2011
Interest Exp: 2009 Note: Amort of debt disc	-	(128,578)	(128,578)
Marked to market gain (loss)	-	627,538	627,538
Net Loss	(793,630)	498,960	(294,670)
Basic and Diluted Loss per share	(0.02)	0.01	(0.01)

Balance Sheet as of 9/30/2011
Debt:Short-term debt:2009 Convertible Note:Debt Discount	-	63,240	63,240
Derivative Liability - $2 Unit warrants	-	2,471	2,471
Derivative Liability - 12% Convertible Notes	-	14,594	14,594
Paid-in Capital	11,866,974	(5,861,154)	6,005,820
Deficit Accumulated during development stage	(17,525,026)	5,780,849	(11,744,177)
Total Shareholders' deficit	(5,613,416)	(80,305)	(5,693,721)

Statement of Operations for the three months ended 9/30/2011
Interest Exp: 2009 Note: Amort of debt disc	-	(18,105)	(18,105)
Marked to market gain (loss)	-	(12,893)	(12,893)
Net Loss	(547,148)	(30,998)	(578,146)
Basic and Diluted Loss per share	(0.01)	(0.00)	(0.01)

Statement of Operations for the nine months ended 9/30/2011
Interest Exp: 2009 Note: Amort of debt disc	-	(146,683)	(146,683)
Marked to market gain (loss)	-	614,645	614,645
Net Loss	(1,340,778)	467,962	(872,816)
Basic and Diluted Loss per share	(0.03)	0.01	(0.02)